Exhibit 12.1

CRESTWOOD MIDSTREAM PARTNERS LP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except for ratio)

	Three Months Ended March 31,	Years Ended December 31,
	2017	2016		2015		2014		2013		2012
Earnings:
Pre-tax (loss) income from continuing operations before adjustment for non-controlling interest and equity earnings (including amortization of excess cost of equity investment) per statements of income	$(29.6)	$(229.0)		$(1,410.6)		$15.6		$(11.7)		$40.1
Add:
Fixed charges	29.2	134.3		145.5		132.8		80.5		38.4
Amortized capitalized interest	0.1	0.4		0.4		0.2		0.1		0.1
Distributed income of equity investees	7.8	39.0		—		—		—		—
Less:
Capitalized interest	(0.3)	(0.7)		(2.5)		(7.5)		(3.4)		(0.2)
Non-controlling interest in pre-tax income of subsidiary with no fixed charges	(6.1)	(24.2	)(1)	(23.1	)(1)	(16.8	)(1)	(4.9	)(1)	—	(1)

Total earnings available for fixed charges	$1.1	$(80.2)		$(1,290.3)		$124.3		$60.6		$78.4

Fixed charges:
Interest and debt expense	26.8	125.8		133.0		118.9		75.1		36.0
Interest component of rent	2.4	8.5		12.5		13.9		5.4		2.4

Total fixed charges	$29.2	$134.3		$145.5		$132.8		$80.5		$38.4

Ratio of Earnings to Fixed Charges(2) (3)	—	—		—		—		$—		2.0

(1)	Dividend requirement of preferred securities issued by our consolidated subsidiary was paid in units and therefore were not considered a fixed charge for purposes of this computation.
(2)	For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of pretax income from continuing operations before adjustment for non-controlling interest and income from equity investee plus fixed charges (excluding capitalized interest) and amortized capitalized interest. “Fixed charges” represents interest incurred (whether expensed or capitalized), amortization of debt costs and that portion of rental expense on operating leases deemed to be the equivalent of interest.
(3)	Earnings for the three months ended March 31, 2017 and the years ended December 31, 2016, 2015, 2014 and 2013 were inadequate to cover fixed charges by approximately $28.1 million, $214.5 million, $1,435.8 million, $8.5 million and $19.9 million, respectively.